Robert Cohen
Tel. 212.801.9200
cohenr@gtlaw.com

October 21, 2009

VIA EDGAR

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Responses to comment letter dated October 7, 2009
BioCancell Therapeutics Inc..
Registration Statement on Form S-1,  Filed September 24, 2009, File No. 333-162088

Dear Mr. Riedler:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on October 7, 2009, with respect to the above referenced Form S-1 Registration Statement File No. 333-162088 (“Registration Statement”) initially filed September 24, 2009 of BioCancell Therapeutics Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

General

1.
It appears that you are attempting to use Rule 415 to conduct an at the market offering on a delayed and continuous basis. However, you are not eligible to conduct a shelf offering or an at the market offering. Please see Rule 415(a)(4) which requires an at the market offering to be registered on Form S-3 or Form F3. You are not currently eligible to use Form S-3.

Please revise your cover page to include the price at which you will sell the units. Additionally, revise both the cover page and the plan of distribution to discuss whether your offering will be made on a best efforts or minimum maximum basis, to disclose when your offering will terminate and whether the proceeds will be held in escrow until any applicable conditions have been met. To the extent that proceeds will be held in escrow, please describe the conditions that must be met before the proceeds will be released from escrow.

The Company advises that the box indicating use of Rule 415 on the cover page of the Registration Statement was checked in error during the Edgarization conversion and the Company is not attempting to use Rule 415 to conduct an at the market offering on a delayed and continuous basis.  The Company will be conducting an offering on a self-underwritten, best efforts basis with no minimum requirement (and thus no escrow) and no expiration date.  The Company will determine the price of the offering by conducting an auction process.  The Company has revised  Amendment No. 1 to the Registration Statement, filed on the date hereof (“Amendment No. 1”) accordingly to reflect the nature of the offering.  The Issuer advises that while there is not a set expiration date in the Registration Statement, the auction process will take place over one business day, the procedure for which has been included in Amendment No. 1.

Use of Proceeds, page 19

2.
It appears that your use of proceeds includes proceeds that you will receive if you sell all the units and the warrants are exercised. Please revise this section to discuss the proceeds and their uses assuming all the units are sold and less than all the warrants are exercised. If you are planning to conduct your offering on a minimum/maximum basis, the discussion should present the uses of proceeds assuming the minimum is met. If you are planning to conduct your offering on a best efforts basis, the discussion should present the use of proceeds assuming you sell less than the entire offering. To the extent that you discuss the proceeds from the exercise of the warrants, please discuss these warrant proceeds separately.  Clarify when the warrants are exercisable and indicate that you will not receive any of the warrant proceeds if the warrants are not exercised.

The Company advises that it has revised the use of proceeds section to discuss the proceeds and their uses assuming various amounts of the units are sold (25%, 50%, 75% and 100%) and none of the warrants are exercised.  As indicated above, the Company advises that it will be conducting its offering on a best efforts basis and has included a discussion in the use of proceeds section assuming that less than the entire offering is sold.  Further, the Company advises that it does not discuss the proceeds from the exercise of warrants in the Use of Proceeds section but has indicated that it will not receive any of the warrant proceeds if the warrants are not exercised.

Sincerely,

Robert Cohen

Enclosures